                                         This filing is made pursuant to Rule
                                         424(b)(2) under the Securities Act of
                                         1933 in connection with Registration
                                         Statement No. 33-51284


          PROSPECTUS SUPPLEMENT TO PROSPECTUS DATED FEBRUARY 12, 1993.

                                  $25,000,000

                                 [FERRO LOGO]


                               Ferro Corporation
                     7 3/8% Debentures Due November 1, 2015

                     Interest payable May 1 and November 1

                               ------------------

The Debentures will not be redeemable prior to maturity and will not be entitled to
                        the benefit of any sinking fund.

                               ------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
    EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
       SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
         COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS
            PROSPECTUS SUPPLEMENT OR THE PROSPECTUS. ANY
               REPRESENTATION TO THE CONTRARY IS A CRIMINAL
               OFFENSE.

                                                                  Underwriting      Proceeds to
                                                   Price to       Discounts and       Company
                                                  Public (1)       Commissions        (1)(2)
                                                 -------------    -------------    -------------
Per Debenture................................       99.712%           .875%           98.837%
Total........................................     $24,928,000       $218,750        $24,709,250

(1) Plus accrued interest, if any, from November 7, 1995.
(2) Before deduction of expenses payable by the Company estimated at $100,000.

                               ------------------

     The Debentures are offered by the Underwriter when, as and if issued by the Company, delivered to and accepted by the Underwriter and subject to its right to reject orders in whole or in part. It is expected that the Debentures will be ready for delivery on or about November 7, 1995.

                                CS First Boston

          The date of this Prospectus Supplement is November 2, 1995.

     IN CONNECTION WITH THIS OFFERING, THE UNDERWRITER MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE DEBENTURES OFFERED HEREBY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                           DESCRIPTION OF DEBENTURES

     The following description of the particular terms of the Debentures offered hereby (referred to herein as the "Debentures" and in the accompanying Prospectus as the "Debt Securities") supplements, and to the extent inconsistent therewith, replaces, the description of the general terms and provisions of the Debt Securities set forth in the Prospectus, to which description reference is hereby made. The Debentures offered hereby will be limited to $25,000,000 aggregate principal amount and are to be issued under an Indenture, dated as of May 1, 1993 (the "Indenture"), between the Company and Society National Bank, as trustee (the "Trustee"). The basic terms of the Indenture are more fully described in the accompanying Prospectus. The Debentures will be issued only in fully registered form in denominations of $1,000 and integral multiples thereof.

     The Debentures will bear interest at the rate of 7 3/8% per annum from November 7, 1995. Interest will be payable semi-annually on each May 1 and November 1 (the "Interest Payment Dates"), commencing May 1, 1996, to the persons in whose names the Debentures are registered at the close of business on the April 15 or October 15 (the "Record Dates"), as the case may be, next preceding the respective Interest Payment Date. Interest will be calculated on the basis of a 360-day year of twelve 30-day months and will be payable at the corporate trust office or agency of the Trustee in New York, New York or Cleveland, Ohio; provided, that at the option of the Company interest payments may be made by checks mailed to the registered holders of the Debentures.

     The Debentures will mature on November 1, 2015 (the "Maturity Date"). The Debentures will not be redeemable prior to maturity and will not be entitled to the benefit of any sinking fund. The principal of the Debentures will be payable on the Maturity Date at the corporate trust office or agency of the Trustee in New York, New York or Cleveland, Ohio.

     Any interest or principal payment required to be made on a day that is not a Business Day (as defined below) need not be made on such day, but may be made on the next succeeding Business Day with the same force and effect as if made on such day, and no additional interest shall accrue as a result of such delayed payment. "Business Day" means any day, other than a Saturday or a Sunday, that is not a day on which banking institutions in New York, New York and Cleveland, Ohio are authorized or obligated by law or executive order to close.

                            SELECTED FINANCIAL DATA

     The following table sets forth selected consolidated financial information of the Company. This information should be read in conjunction with the consolidated financial statements and notes thereto of the Company incorporated by reference into the Prospectus.

                                        SELECTED FINANCIAL DATA
                                     (IN THOUSANDS, EXCEPT RATIOS)
                                                         YEAR ENDED DECEMBER 31,
                                  ----------------------------------------------------------------------
                                     1994         1993(1)          1992         1991(1)        1990(1)
                                  ----------     ----------     ----------     ----------     ----------
Net sales.....................    $1,194,247     $1,065,748     $1,097,793     $1,056,940     $1,124,833
Net income....................        47,394         36,955         58,828          4,817         19,419
Total assets..................       801,376        767,894        696,545        671,925        685,663
Long-term liabilities.........        77,611         79,349         53,210         55,658         58,047
Shareholders' equity..........       366,744        358,797        344,973        305,287        305,602
Ratio of earnings to fixed
  charges.....................          6.74           5.21           9.99           2.51           3.27

Notes to Selected Financial Data

(1) Included in 1993 is the cumulative effect of accounting changes (accounting for postretirement benefits other than pensions and accounting for income taxes) of $20.6 million, which on an after-tax basis is $0.70 per common share. Also included in 1993 is a pretax restructuring charge of $3.0 million which on an after-tax basis is $1.8 million, or $0.06 per common share. Included in 1991 is a pretax restructuring charge of $45.3 million which on an after-tax basis is $31.7 million. A litigation charge of $12.0 million is included in 1990 which on an after-tax basis is $7.9 million. Excluding these charges, net income would have been $59.3 million for 1993, $36.5 million for 1991 and $27.3 million for 1990 and the ratio of earnings to fixed charges would have been 8.36 for 1993, 6.16 for 1991 and 3.91 for 1990.

                                USE OF PROCEEDS

     The net proceeds received by the Company from the sale of the Debentures will be used to repay outstanding short-term borrowings, having an interest rate of 6.3%, made under the Company's bank revolving credit agreement for the purpose of financing a portion of the purchase price of the transaction described below under "Recent Developments."

                              RECENT DEVELOPMENTS

     On October 31, 1995, the Company completed the acquisition of a majority of the business and selected assets of the Synthetic Products Company ("Synpro"), a subsidiary of Cookson Group, plc. Synpro is a producer of polymer additives, including lubricants, heat stabilizers and dispersions, with operations in several states. For the year ended December 31, 1994, sales of the Synpro businesses acquired were approximately $100 million. The acquisition was financed through a combination of borrowings under the Company's bank revolving credit agreement, an asset leasing arrangement and available cash.

     Among the assets acquired from Cookson were machinery and equipment, accounts receivable, inventory, intellectual property rights, supplies, pre-paid expenses and certain executory contracts. The transaction involved the businesses located in Cleveland, Ohio and Fort Worth, Texas. The Company intends to continue to utilize the Ohio and Texas facilities in substantially the same manner. In addition, the Company purchased certain machinery and equipment located at Cookson's facilities in Philadelphia and two locations in Connecticut. It is the Company's intention to move this machinery and equipment to the Texas facility. Pending the consolidation of operations to Texas, Cookson's subsidiaries will provide the Company with certain products under a tolling agreement.

     Polymer additives is a diversified market of over $14 billion in world wide sales, characterized by niche leadership in different additive types. Although there are a number of sizable competitors in the market, no one producer covers every market in the industry. The Company's current polymer additives business includes three of the five broad-use categories: property extenders, flame retardants and plasticizers, including heat and light stabilizers, antimicrobials, rubber chemicals, epoxy plasticizers and flame retardants. Synpro is active in two of the five categories: processing aids (lubricants, in which it is the market leader) and property extenders (heat stabilizers). Synpro's business is oriented to polyvinyl chloride (PVC), polyolefins, styrenics and rubber.

                                  UNDERWRITING

     Under the terms and subject to the conditions contained in an Underwriting Agreement dated November 2, 1995 (the "Underwriting Agreement"), CS First Boston Corporation (the "Underwriter") has agreed to purchase from the Company all of the Debentures.

     The Underwriting Agreement provides that the obligations of the Underwriter are subject to certain conditions precedent and that the Underwriter will be obligated to purchase all of the Debentures if any are purchased.

     The Company has been advised by the Underwriter that the Underwriter proposes to offer the Debentures to the public initially at the public offering price set forth on the cover page of this Prospectus Supplement and to certain dealers at such price less a concession of 0.525% of the principal amount of the Debentures, and the Underwriter and such dealers may allow a discount of 0.25% of such principal amount per Debenture on sales to certain other dealers. After the initial public offering, the public offering price and concession and discount to dealers may be changed by the Underwriter.

     The Debentures are a new issue of securities with no established trading market. The Company has been advised by the Underwriter that it intends to make a market in the Debentures, but is not obligated to do so and may discontinue any market making at any time without notice. No assurance can be given as to the continued existence or liquidity of a trading market for the Debentures.

     The Company has agreed to indemnify the Underwriter against certain liabilities, including civil liabilities under the Securities Act of 1933, as amended, and to contribute with respect to payments that the Underwriter may be required to make in respect thereof.

                             VALIDITY OF DEBENTURES

     The validity of the Debentures offered hereby will be passed upon for the Company by Squire, Sanders & Dempsey, Cleveland, Ohio. Certain legal matters in connection with the Debentures offered hereby will be passed upon for the Underwriter by Baker & Hostetler, Cleveland, Ohio. Mark A. Cusick, a partner in the firm of Squire, Sanders & Dempsey, is the Secretary of the Company.

                          NOTICE TO CANADIAN RESIDENTS

RESALE RESTRICTIONS

     The distribution of the Debentures in Canada is being made only on a private placement basis exempt from the requirement that the Company prepare and file a prospectus with the securities regulatory authorities in each province where trades of Debentures are effected. Accordingly, any resale of the Debentures in Canada must be made in accordance with applicable securities laws which will vary depending on the relevant jurisdiction, and which may require resales to be made in accordance with available statutory exemptions or pursuant to a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the Debentures.

REPRESENTATIONS OF PURCHASERS

     Each purchaser of Debentures in Canada who receives a purchase confirmation will be deemed to represent to the Company and the dealer from whom such purchase confirmation is received that (i) such purchaser is entitled under applicable provincial securities laws to purchase such Debentures without the benefit of a prospectus qualified under such securities laws, (ii) where required by law, that such purchaser is purchasing as principal and not as agent, and (iii) such purchaser has reviewed the text above under "Resale Restrictions".

RIGHTS OF ACTION AND ENFORCEMENT

     The securities being offered are those of a foreign issuer and Ontario purchasers will not receive the contractual right of action prescribed by section 32 of the Regulation under the Securities Act (Ontario). As a result, Ontario purchasers must rely on other remedies that may be available, including common law rights of action for damages or rescission or rights of action under the civil liability provisions of the U.S. federal securities laws.

     All of the issuer's directors and officers as well as the experts named herein may be located outside of Canada and, as a result, it may not be possible for Ontario purchasers to effect service of process within Canada upon the issuer or such persons. All or a substantial portion of the assets of the issuer and such persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against the issuer or such persons in Canada or to enforce a judgment obtained in Canadian courts against such issuer or persons outside of Canada.

NOTICE TO BRITISH COLUMBIA RESIDENTS

     A purchaser of Debentures to whom the Securities Act (British Columbia) applies is advised that such purchaser is required to file with the British Columbia Securities Commission a report within ten days of the sale of any Debentures acquired by such purchaser pursuant to this offering. Such report must be in the form attached to British Columbia Securities Commission Blanket Order BOR #88/5, a copy of which may be obtained from the Company. Only one such report must be filed in respect of Debentures acquired on the same date and under the same prospectus exemption.

--------------------------------------------------------------------------------

                                   PROSPECTUS
--------------------------------------------------------------------------------

                                  $100,000,000

                                 [FERRO LOGO]

                               Ferro Corporation

                                Debt Securities

                               ------------------

Ferro Corporation (the "Company") may offer from time to time in one or more series its debt securities (the "Debt Securities") at an aggregate initial offering price not to exceed $100,000,000 (or the equivalent in foreign denominated currency or currency units). The Company will offer Debt Securities to the public on terms determined at the time of sale.

The accompanying Prospectus Supplement sets forth the specific title, aggregate principal amount, designated currency (or currency unit), purchase price, maturity, interest rate (or manner of calculation thereof), time of payment of interest (if any), listing (if any) on a securities exchange and any other specific terms of the Debt Securities and the name of and compensation to each dealer, underwriter, or agent
         (if any) involved in the sale of the Debt Securities, and the other terms and manner of the sale and distribution of such
                                  Securities.

                               ------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
    EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
       SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
         COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS
             PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.

                               ------------------

     Debt Securities may be offered to or through dealers, underwriters, or agents designated from time to time (which may include The First Boston Corporation or Lazard Freres & Co. or a group represented by such firms), as set forth in the Prospectus Supplement, and Debt Securities may be offered to other purchasers directly or through agents. The net proceeds to the Company from the sale of Debt Securities is set forth in the Prospectus Supplement. See "Plan of Distribution" for possible indemnification arrangements for dealers, underwriters, and agents.

The First Boston Corporation                                 Lazard Freres & Co.
--------------------------------------------------------------------------------

               The date of this Prospectus is February 12, 1993.

     NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS AND ANY ACCOMPANYING PROSPECTUS SUPPLEMENT IN CONNECTION WITH THE OFFERING DESCRIBED HEREIN AND THEREIN, AND, IF GIVEN OR MADE, SUCH OTHER INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR BY ANY UNDERWRITER, DEALER OR AGENT. NEITHER THIS PROSPECTUS NOR ANY PROSPECTUS SUPPLEMENT SHALL CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OFFERED HEREUNDER IN ANY JURISDICTION TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION OR SALE IN SUCH JURISDICTION. NEITHER THE DELIVERY OF THIS PROSPECTUS OR ANY PROSPECTUS SUPPLEMENT NOR ANY SALE MADE HEREUNDER IMPLIES THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY AT ANY TIME SUBSEQUENT TO THE DATE HEREOF OR THAT THE INFORMATION HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.

                             AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission").

     All such reports, proxy statements and other information, including the documents incorporated by reference herein, can be inspected and copied at prescribed rates at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549; and at the Commission's regional offices at 75 Park Place, New York, New York 10007 and 230 South Dearborn Street, Chicago, Illinois 60604. Copies of such material can also be obtained from the Public Reference Section of the Commission, Washington, D.C. 25549, at prescribed rates. Such material may also be inspected and copied at the offices of the New York Stock Exchange, on which the common shares of the Company are listed.

     The Company has filed a registration statement on Form S-3 (herein, together with all amendments and exhibits, referred to as the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the securities offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. For further information, reference is made to the Registration Statement and the exhibits filed as a part thereof. Statements contained herein concerning any document filed as an exhibit are not necessarily complete and, in each instance, reference is made to the copy of such document filed as an exhibit to the Registration Statement. Each such statement is qualified in its entirety by such reference.

               INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

     The following documents filed by the Company (Commission File No. 1-584) with the Securities and Exchange Commission are incorporated herein by reference and made a part hereof:

          (a) Annual Report on Form 10-K, for the fiscal year ended December 31, 1991.

          (b) Quarterly reports on Form 10-Q for the quarters ended March 31, 1992, June 30, 1992 and September 30, 1992.

          (c) Form 8, as filed on February 12, 1993, amending the Company's Annual Report on Form 10-K, for the fiscal year ended December 31, 1991.

     All documents filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act, after the date of this Prospectus and prior to the termination of the offering of the Debt Securities hereby shall be deemed to be incorporated herein by reference in this Prospectus and to be a part hereof from the date of filing such documents, to the extent not superseded by documents subsequently filed.

     The Company will provide without charge to each person to whom a copy of this Prospectus has been delivered, upon written or oral request of such person, a copy of any or all of the documents which have been incorporated herein by reference, other than exhibits to such documents (unless such exhibits are specifically incorporated by reference to such documents). Requests for such copies should be directed to the Office of the Treasurer, Ferro Corporation, 1000 Lakeside Avenue, Cleveland, Ohio 44114-1183 (216) 641-8580.

                                  THE COMPANY

     The Company produces specialty materials through the application of organic and inorganic chemistry for sale to various industries throughout the world. It operates principal manufacturing facilities on all six major continents. The Company produces a variety of specialty coatings, colors, ceramics, plastics and related products and services. The Company's most important product is frit, which is produced for use in porcelain enamels and ceramic glazes.

     Most of the products produced by the Company are classified as specialty materials, rather than commodities, because they are formulated or designed to perform a specific and important function in the manufacturing processes of the Company's customers or in their end products. These specialty materials are not sold in the high volume normally associated with commodity businesses.

     The Company's specialty materials require a high degree of technical service on an individual customer basis. The value of these specialty materials stems not just from their raw material composition, but from the result and performance they achieve in actual use.

     Ferro Corporation was incorporated in Ohio in 1919. Its address is 1000 Lakeside Avenue, Cleveland, Ohio 44114-1183 and its telephone number is (216) 641-8580.

                              RECENT DEVELOPMENTS

     The Company reported sales in the fourth quarter of 1992 of $261.2 million, which were somewhat lower than the $265.2 million of sales in the fourth quarter of the prior year. However, sales from continuing businesses were 3% greater in the fourth quarter of 1992 than in the comparable period of 1991. Sales in the 1992 fourth quarter were negatively impacted by a strengthening U.S. dollar, slowdown of the European economies and the absence of sales associated with businesses that were sold or otherwise discontinued.

     Net income for the fourth quarter of 1992 was $16.4 million, or $0.53 per common share (primary), compared with $12.3 million, or $0.40 per common share in the 1991 fourth quarter. The improved profitability resulted primarily from improved margins through reduction of cost of sales.

                                USE OF PROCEEDS

     Except as otherwise described in the applicable Prospectus Supplement, the Company intends to use the net proceeds from the sale of the Debt Securities for general corporate purposes, including if not used for other purposes prior thereto, the redemption in 1995 of its outstanding 11 3/4% Debentures due 2000 in the principal amount of $50 million. Funds not required immediately for such purposes may be invested temporarily in short-term marketable securities.

                       RATIO OF EARNINGS TO FIXED CHARGES

                                               YEARS ENDED DECEMBER 31,
                                -------------------------------------------------------
                                1992      1991      1990      1989      1988      1987
                                -----     -----     -----     -----     -----     -----
Historical ratio of earnings
  to fixed charges..........     9.99      2.51(a)   3.27(a)   5.02      5.82      5.07

---------------

(a) Included in 1991 is a pretax restructuring charge of $45.3 million. A pretax litigation charge of $12.0 million is included in 1990. Excluding these charges, the ratio for 1991 would have been 6.16 and for 1990 would have been 3.91.

     For the purposes of computing these ratios, "earnings" consist of income before income taxes and fixed charges (as reported in the Company's consolidated statement of income). "Fixed charges" consist of interest (including both amounts expensed and amounts capitalized) and the interest portion of rental expense.

                         DESCRIPTION OF DEBT SECURITIES

     The Debt Securities are to be issued under an Indenture (the "Indenture"), between the Company and Society National Bank, as Trustee (the "Trustee"), a copy of which is filed as an exhibit to the Registration Statement. The following summaries of certain provisions of the Indenture do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all the provisions of the Indenture, including the definitions therein of certain terms. Wherever particular Sections or defined terms of the Indenture are referred to, such Sections or defined terms are incorporated herein by reference.

     The following sets forth certain general terms and provisions of the Debt Securities offered hereby. The particular terms of the Debt Securities offered by any Prospectus Supplement (the "Offered Debt Securities") will be described in the Prospectus Supplement relating to such Offered Debt Securities (the "Applicable Prospectus Supplement").

GENERAL

     The Debt Securities offered hereby will be limited to $100 million (or the equivalent thereof in foreign denominated currencies or composite currencies) aggregate principal amount, although the Indenture does not limit the amount of Debt Securities that may be issued thereunder and provides that Debt Securities may be issued thereunder from time to time in one or more series as from time to time authorized by the Company. The Debt Securities will be unsecured and unsubordinated obligations of the Company and will rank equally and ratably with other unsecured and unsubordinated obligations of the Company.

     Unless otherwise indicated in the Applicable Prospectus Supplement, principal of, premium, if any, and interest, if any, on the Debt Securities will be payable, and the transfer of Debt Securities will be registrable, at the office or agency to be maintained by the Company in Cleveland, Ohio and at any other office or agency maintained by the Company for such purpose. (Sections 301, 305 and 1002) The Debt Securities will be issued only in fully registered form without coupons and, unless otherwise indicated in the Applicable Prospectus Supplement, in denominations of $1,000 or integral multiples thereof. (Section 302) No service charge will be made for any registration of transfer or exchange of the Debt Securities, but the Company may require payment of a sum sufficient to cover any tax or other governmental charge imposed in connection therewith. (Section 305)

     The Applicable Prospectus Supplement will describe the following terms of the Offered Debt Securities: (1) the title of the Offered Debt Securities; (2) any limit on the aggregate principal amount of the Offered Debt Securities; (3) the price or prices (generally expressed as a percentage of the aggregate principal amount thereof) at which the Offered Debt Securities will be issued;
(4) the Person to whom any interest on the Offered Debt Securities shall be payable, if other than the Person in whose name that Security (or one or more Predecessor Securities) is registered at the close of business on the Regular Record Date for such interest; (5) the date or dates on which the principal of the Offered Debt Securities is payable; (6) the rate or rates at which the Offered Debt Securities shall bear interest, if any, the date or dates from which any such interest shall accrue, the Interest Payment Dates on which any such interest shall be payable and the Regular Record Date for the interest payable on any Interest Payment Date; (7) the place or places where the principal of and any premium and interest on the Offered Debt Securities shall be payable; (8) the period or periods within which, the price or prices at which and the terms and conditions upon which the Offered Debt Securities may be redeemed, in whole or in part, at the option of the Company; (9) the obligation, if any, of the Company to redeem or purchase the Offered Debt Securities pursuant to any sinking fund or analogous provisions or at the option of a Holder thereof and the period or periods within which, the price or prices at which and the terms and conditions upon which the Offered Debt Securities shall be redeemed or purchased, in whole or in part, pursuant to such obligation; (10) if other than denominations of $1,000 and any integral multiple thereof, the denominations in which the Offered Debt Securities shall be issuable; (11) the currency, currencies or currency units in which payment of the principal of and any premium and interest on any Offered Debt Securities shall be payable if other than the currency of the United States of America; (12) if the amount of payments of principal of or any premium or interest on any Offered Debt Securities may be determined with reference to an index or formula, the manner in which such amounts shall be determined; (13) if the principal of or any premium or interest on any Offered Debt Securities is to be payable, at the election of the Company or a Holder thereof, in one or more currencies or currency units other than that or those in which the Securities are stated to be payable, the currency, currencies or currency units in which payment of the principal of and any premium and interest on the Offered Debt Securities as to which such election is made shall be payable, and the periods within which and the terms and conditions upon which such election is to be made; (14) if other than the principal amount thereof, the portion of the principal amount of the Offered Debt Securities which shall be payable upon declaration of acceleration of the Maturity thereof; (15) the applicability of the provisions described under "Defeasance and Covenant Defeasance"; (16) if the Offered Debt Securities will be issuable only in the form of a Book-Entry Security as described under "Book-Entry Debt Securities," the Depository or its nominee with respect to the Offered Debt Securities and the circumstances under which the Book-Entry Security may be registered for transfer or exchange or authenticated and delivered in the name of a Person other than the Depository or its nominee; and (17) any other terms of the Offered Debt Securities. (Section
301)

     The Debt Securities may be issued as Original Issue Discount Debt Securities to be offered and sold at a substantial discount below their stated principal amount. Federal income tax consequences and other special considerations applicable to any such Original Issue Discount Debt Securities will be described in the Applicable Prospectus Supplement. "Original Issue Discount Debt Securities" means any Debt Security which provides for an amount less than the principal amount thereof to be due and payable upon the declaration of acceleration of the Maturity thereof upon the occurrence of an Event of Default and the continuation thereof. (Section 101) In addition, under regulations proposed under the Internal Revenue Code (the "Proposed Regulations"), it is possible that Debt Securities that (i) are issued between a Regular Record Date and the related Interest Payment Date or (ii) have interest reset dates that would cause any accrual period to be longer than all other accrual periods, would be subject to the original issue discount rules of the Internal Revenue Code and the Proposed Regulations, whether or not such Debt Securities are Original Issue Discount Debt Securities.

BOOK-ENTRY DEBT SECURITIES

     The Debt Securities of a series may be issued in the form of one or more Book-Entry Securities that will be deposited with a Depository or its nominee identified in the Applicable Prospectus Supplement. In such a case, one or more Book-Entry Securities will be issued in a denomination or aggregate denominations equal to the portion of the aggregate principal amount of Outstanding Debt Securities of the series to be represented by such Book-Entry Security or Securities. Unless and until it is exchanged in whole or in part for Debt Securities in definitive registered form, a Book-Entry security may not be registered for transfer or exchange except as a whole by the Depository for such Book-Entry Security to a nominee of such Depository and except in the circumstances described in the Applicable Prospectus Supplement. (Sections 204 and 305)

     The specific terms of the depository arrangement with respect to any portion of a series of Debt Securities to be represented by a Book-Entry Security will be described in the Applicable Prospectus Supplement.

CERTAIN COVENANTS OF THE COMPANY

     Subsidiaries. The term "Subsidiary" will be defined as a corporation more than 50% of the outstanding voting Stock of which is owned directly or indirectly by the Company and/or one or more Subsidiaries. The term "Domestic Subsidiary" will be defined as a Subsidiary substantially all the fixed assets of which are located, or substantially all the business of which is carried on, within the United States, or which owns or leases any Principal Domestic Manufacturing Property, but such term excludes any Subsidiary the principal business of which is the financing or ownership of the operations of the Company or its Subsidiaries outside the United States (but such Subsidiary is excluded only so long as it neither owns nor leases any Principal Domestic Manufacturing Property). (Section 101)

     Restrictions on Secured Debt and Limitations on Liens. If the Company or any Domestic Subsidiary shall incur, issue, assume or guarantee any debt secured by a Mortgage on any Principal Domestic Manufacturing Property of the Company or any Domestic Subsidiary or on any shares of stock or Debt of any Domestic Subsidiary, the Company will secure, or cause such Domestic Subsidiary to secure, the Outstanding Debt Securities, and any other Debt of the Company or such Domestic Subsidiary which may be then outstanding and entitled to the benefit of a covenant similar in effect to this covenant, equally and ratably with (or prior to) such secured Debt, unless after giving effect thereto the aggregate amount of all such secured Debt together with all Attributable Debt of the Company and its Domestic Subsidiaries in respect of sale and leaseback transactions involving Principal Domestic Manufacturing Properties would not exceed 10% of the

Consolidated Net Tangible Assets of the Company and its consolidated Subsidiaries. For the purpose of providing such equal and ratable security, the principal amount of Outstanding Debt Securities of any series of Original Issue Discount Securities shall be such portion of the principal amount as specified in the terms of that series that would be payable upon acceleration of the Maturity thereof at the time of such determination. This restriction will not apply to, and there shall be excluded in computing secured Debt for the purpose of such restriction, Debt secured by (a) Mortgages on property of, or on any shares of stock or Debt of, any corporation existing at the time such corporation becomes a Domestic Subsidiary, (b) Mortgages in favor of the Company or a Domestic Subsidiary, (c) Mortgages in favor of governmental bodies of the United States or any State or Puerto Rico or any other country or any political subdivision thereof to secure partial, progress or advance payments pursuant to any contract or statute, (d) Mortgages on property, shares of stock or Debt, purchase money Mortgages and construction Mortgages existing at or incurred within 120 days of the time of acquisition thereof (including acquisition through merger or consolidation), (e) Mortgages securing obligations issued by a State, territory or possession of the United States, any political subdivision of any of the foregoing, or the District of Columbia, or any instrumentality of the foregoing to finance the acquisition or construction of property, and on which the interest is not includable in gross income of the Holder under the Internal Revenue Code, and (f) certain extensions, renewals or replacements of Mortgages referred to in the foregoing clauses (a) through (e) inclusive. (Section 1008) The Indenture will not restrict the incurrence of unsecured Debt by the Company or its Subsidiaries.

     "Principal Domestic Manufacturing Property" will be defined to include any facility (together with the land on which it is erected and fixtures comprising a part thereof) used primarily for manufacturing, processing or warehousing of the Company's products and located in the United States, owned or leased by the Company or a Subsidiary and having a gross book value in excess of 1% of Consolidated Net Tangible Assets, other than any such facility or portion thereof (i) which is financed by certain governmental obligations the interest on which is excludable from gross income of the holder thereof pursuant to the provisions of Section 103(a) of the Internal Revenue Code or Section 745 of Title 48 of the United States code or (ii) which in the opinion of the Board of Directors of the Company is not of material importance to the total business conducted by the Company and its Subsidiaries as an entirety. "Consolidated Net Tangible Assets" will be defined as the aggregate amount of all assets (after deducting intangible assets and the amount of all current liabilities) of the Company and its consolidated Subsidiaries. "Mortgage" will be defined as any mortgage, pledge, lien, security interest, conditional sale or other title retention agreement or similar encumbrance. "Attributable Debt" will be defined to mean the total net amount of rent (discounted at the rate of 1% per annum over the weighted average Yield to Maturity of the Outstanding Debt Securities compounded semi-annually) required to be paid during the remaining term of any lease. (Section 101)

     Restrictions on Sale and Leaseback Transactions. Neither the Company nor any Domestic Subsidiary may, after the effective date of the Indenture, enter into any sale and leaseback transaction involving any Principal Domestic Manufacturing Property which has been or is to be sold or transferred, more than 120 days after the acquisition thereof or the completion of construction and commencement of full operations thereof, unless (a) the Company or such Domestic Subsidiary could create Debt secured by a Mortgage on such property as described under "Restrictions on Secured Debt and Limitations on Liens" in an amount equal to the Attributable Debt with respect to the sale and leaseback transaction without equally and ratably securing the Outstanding Debt Securities or (b) the Company, within 120 days, applies to the retirement of its Funded Debt which is pari passu (as defined in the Indenture) with the Outstanding Securities an amount equal to the greater of (i) the net proceeds of the sale of the Principal Domestic Manufacturing Property leased pursuant to such arrangement or (ii) the fair market value of the Principal Domestic Manufacturing Property so leased (subject to credits for certain voluntary retirements of Funded Debt). (Section
1009) "Funded Debt" will be defined as indebtedness for money borrowed having a maturity at or being renewable or extendible to a date more than 12 months from the date of determination. (Section 101) This restriction will not apply to any sale and leaseback transaction (a) between the Company and a Domestic Subsidiary, between Domestic Subsidiaries, or between a Domestic Subsidiary and a Foreign Subsidiary, or (b) involving the taking back of a lease for a period of three years or less. (Section 1009)

EVENTS OF DEFAULT

     Any one of the following events will constitute an Event of Default under the Indenture with respect to Securities of any series: (a) failure to pay any interest on any Debt Security of that series when due, continued for 30 days; (b) failure to pay principal of or any premium on any Debt Security of that series when due; (c) failure to deposit any sinking fund payment, when due, in respect of any Debt Security of that series; (d) failure to perform, or breach of any covenant or warranty of the Company in the Indenture (other than a covenant included in the Indenture solely for the benefit of a series of Debt Securities thereunder other than that series) continued for 90 days after written notice as provided in the Indenture; (e) or default under indebtedness for money borrowed in an aggregate principal amount exceeding $10,000,000 under an instrument to which the Company or any Domestic Subsidiary is a party as an obligor or by which either is bound, which default shall have resulted in such indebtedness becoming due and payable prior to the date on which it would otherwise be due and payable, without such default being cured or such indebtedness having been discharged within ten days after written notice as provided in the Indenture; (f) certain events in bankruptcy, insolvency or reorganization of the Company; or (g) any other Event of Default provided with respect to Debt Securities of that series. (Section 501)

     If any Event of Default with respect to the Debt Securities of any series at the time Outstanding occurs and is continuing, either the Trustee or the Holders of at least 25 percent in aggregate principal amount of the Outstanding Debt Securities of that series may declare the principal amount (or, if the Debt Securities of that series are Original Issue Discount Debt Securities, such portion of the principal amount as may be specified in the terms thereof) of all the Debt Securities of that series to be due and payable immediately. At any time after a declaration of acceleration with respect to Debt Securities of any series has been made, but before a judgment or decree based on acceleration has been obtained, the Holders of a majority in aggregate principal amount of Outstanding Debt Securities of that series may, under certain circumstances, rescind and annul such acceleration. (Section 502)

     Reference is made to the Applicable Prospectus Supplement relating to any series of Offered Debt Securities that are Original Issue Discount Debt Securities for the particular provisions relating to acceleration of the Stated Maturity of a portion of the principal amount of such series of Original Issue Discount Debt Securities upon the occurrence of an Event of Default and the continuation thereof.

     The Indenture provides that, subject to the duty of the Trustee during default to act with the required standard of care, the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request or direction of any of the Holders, unless such Holders shall have offered to the Trustee reasonable indemnity. (Section 603) Subject to such provisions for the indemnification of the Trustee and to certain other conditions, the Holders of a majority in aggregate principal amount of the Outstanding Debt Securities of any series will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee, or exercising any trust or power conferred on the Trustee, with respect to the Debt Securities of that series. (Section 512)

     No Holder of any series of Debt Securities will have any right to institute any proceeding with respect to the Indenture or for any remedy thereunder, unless such Holder shall have previously given to the Trustee written notice of a continuing Event of Default and unless the Holders of at least 25 percent in principal amount of the Outstanding Debt Securities of that series shall have made written request, and offered reasonable indemnity, to the Trustee to institute such proceeding as trustee, and the Trustee shall not have received from the Holders of a majority in aggregate principal amount of the Outstanding Debt Securities of that series a direction inconsistent with such request and shall have failed to institute such proceeding within 60 days. (Section 507) However, such limitations do not apply to a suit instituted by a Holder of a Debt Security for enforcement of payment of the principal of and premium, if any, or interest, if any, on such Debt Security on or after the respective due dates expressed in such Debt Security. (Section 508)

     The Company is required to furnish to the Trustee annually a statement as to the performance by the Company of certain of its obligations under the Indenture and as to any default in such performance. (Section 1004)

MODIFICATION AND WAIVER

     Modifications and amendments of the Indenture may be made by the Company and the Trustee with the consent of the Holders of not less than the majority in aggregate principal amount of the Outstanding Debt Securities of each series issued under the Indenture and affected by the modification or amendments; provided, however, that no such modification or amendment may, without the consent of the Holders of all Debt Securities affected thereby, (i) change the Stated Maturity of the principal of, or any installment of principal of or interest on, any Debt Security; (ii) reduce the principal amount of, or the premium, if any, or interest on, any Debt Security (including in the case of an Original Issue Discount Debt Security the amount payable upon acceleration of the maturity thereof); (iii) change the place or currency of payment of principal of, premium, if any, or interest on any Debt Security; (iv) impair the right to institute suit for the enforcement of any payment on any Debt Security on or after the Stated Maturity thereof (or in the case of redemption, on or after the Redemption Date); or (v) reduce the percentage in principal amount of Outstanding Debt Securities of any series, the consent of whose Holders is required for modification or amendment of the Indenture or for waiver of compliance with certain provisions of the Indenture or for waiver of certain defaults. (Section 902)

     The Holders of at least a majority in aggregate principal amount of the Outstanding Debt Securities of any series may, on behalf of all Holders of that series, waive compliance by the Company with certain restrictive provisions of the Indenture. (Section 1010) The Holders of not less than a majority in aggregate principal amount of the Outstanding Debt Securities of any series may, on behalf of all Holders of that series, waive any past default under the Indenture, except a default in the payment of principal, premium or interest and in respect of a covenant or provision of the Indenture that cannot be modified or amended without the consent of the Holder of each Outstanding Debt Security of such series affected thereby. (Section 513)

CONSOLIDATION, MERGER AND SALE OF ASSETS

     The Company may not consolidate with or merge into any other Person or transfer or lease its assets substantially as an entirety to any Person and may not permit any Person to merge into or consolidate with the Company or transfer or lease its assets substantially as an entirety to the Company, unless (i) any successor or purchaser is a corporation, partnership, or trust organized under the laws of the United States of America, any State or the District of Columbia, and any such successor or purchaser expressly assumes the Company's obligations on the Debt Securities under a supplemental Indenture, (ii) immediately after giving effect to the transaction no Event of Default, and no event which, after notice or lapse of time or both, would become an Event of Default, shall have occurred and be continuing, (iii) if properties or assets of the Company become subject to a Mortgage not permitted by the Indenture, the Company or such successor Person, as the case may be, takes such steps as shall be necessary effectively to secure the Securities equally and ratably with (or prior to) all indebtedness secured thereby, and (iv) the Company has delivered to the Trustee an Officers' Certificate and an Opinion of Counsel stating compliance with these provisions. (Section 801)

DEFEASANCE AND COVENANT DEFEASANCE

     The Indenture provides, unless otherwise indicated in the Applicable Prospectus Supplement with respect to the Offered Debt Securities, that the Company, at the Company's option, (a) will be discharged from any and all obligations in respect of the Debt Securities of any series (except for certain obligations to register the transfer of or exchange of Debt Securities of such series, replace stolen, lost or mutilated Debt Securities of such series, maintain paying agencies and hold moneys for payment in trust) or (b) need not comply with certain restrictive covenants of the Indenture, including those described under "Certain Covenants of the Company," and the occurrence of an event described in clause (d) under "Events of Default" shall no longer be an Event of Default, in each case, if the Company deposits, in trust, with the Trustee money or U.S. Government Obligations, which through the payment of interest thereon and principal thereof in accordance with their terms will provide money, in an amount sufficient to pay all the principal of (and premium, if any) and interest on the Debt Securities of such series on the dates such payments are due (which may include one or more redemption dates designated by the Company) in accordance with the terms of the Debt Securities of such series. Such a trust may only be established if, among other things, (i) no Event of Default or event which with the giving of notice or lapse of time, or both, would become an Event of Default under the Indenture shall have occurred and be continuing on the date of such deposit, (ii) such deposit will not cause the Trustee to have any conflicting interest with respect to other securities of the Company, and (iii) the Company shall have delivered an Opinion of Counsel to the effect that the Holders will not recognize income, gain or loss for Federal income tax purposes as a result of such deposit or defeasance and will be subject to Federal income tax in the same manner as if such defeasance had not occurred. In the event the Company omits to comply with its remaining obligations under the Indenture after a defeasance of the Indenture with respect to the Debt Securities of any series as described under clause (b) above and the Debt Securities of such series are declared due and payable because of the occurrence of any Event of Default, the amount of money and U.S. Government Obligations on deposit with the Trustee may be insufficient to pay amounts due on the Debt Securities of such series at the time of the acceleration resulting from such Event of Default. However, the Company will remain liable in respect of such amounts. (Article Thirteen)

CONCERNING THE TRUSTEE

     Society National Bank is Trustee under the Indenture. The Trustee performs services for the Company in the ordinary course of business.

     Under the Indenture, the Trustee is required to transmit annual reports to all Holders regarding its eligibility and qualifications as Trustee under the Indenture and certain related matters. (Section 703)

                              PLAN OF DISTRIBUTION

     The Company may sell the Debt Securities being offered hereby through agents, through underwriters and through dealers, and Debt Securities may be sold to other purchasers directly or through agents.

     The distribution of the Debt Securities may be effected from time to time in one or more transactions at a fixed price or prices, which may be changed, or at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices.

     Offers to purchase Debt Securities may be solicited by agents designated by the Company from time to time. Any such agent, who may be deemed to be an underwriter, as that term is defined in the Securities Act, involved in the offer or sale of the Debt Securities in respect of which this Prospectus is delivered will be named, and any commissions payable by the Company to such agent set forth, in the Prospectus Supplement. Agents may be entitled under agreements that may be entered into with the Company to indemnification by the Company against certain liabilities, including liabilities under the Securities Act, and such agents or their affiliates may be customers of, extend credit to or engage in transactions with or perform services for the Company in the ordinary course of business.

     If any underwriters are utilized in the sale, the Company will enter into an underwriting agreement with such underwriters at the time of sale to them and the names of the underwriters and the terms of the transaction will be set forth in the Prospectus Supplement that will be used by the underwriters to make resales of the Debt Securities in respect of which this Prospectus is delivered to the public. The underwriters may be entitled under the relevant underwriting agreement, to indemnification by the Company against certain liabilities, including liabilities under the Securities Act, and such underwriters or their affiliates may be customers of, extend credit to or engage in transactions with or perform services for the Company in the ordinary course of business.

     If dealers are utilized in the sale of the Debt Securities in respect of which this Prospectus is delivered, the Company will sell such Debt Securities to such dealers for their own account. The dealers may then resell such Debt Securities to the public at varying prices to be determined by such dealers at the time of resale. Dealers may be entitled to indemnification by the Company against certain liabilities, including liabilities under the Securities Act, and such dealers or their affiliates may be customers of, extend credit to or engage in transactions with or perform services for the Company in the ordinary course of business.

     The Debt Securities are not proposed to be listed on a securities exchange, and any underwriters or dealers will not be obligated to make a market in Debt Securities. The Company cannot predict the activity or liquidity of any trading in the Debt Securities.

                         DELAYED DELIVERY ARRANGEMENTS

     If so indicated in the Prospectus Supplement, the Company may authorize underwriters or other persons acting as its agents to solicit offers by certain institutions to purchase Debt Securities pursuant to contracts providing for payment and delivery on a future date. Institutions with which such contracts may be made include commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions, and others, but in all cases such institutions must be approved by the Company. The obligations of any purchaser under any such contract will not be subject to any conditions except that (a) the purchase of the Debt Securities shall not at the time of delivery be prohibited under the laws of the jurisdiction to which such purchaser is subject; and (b) if the Debt Securities are also being sold to underwriters, the Company shall have sold to such underwriters the Debt Securities not sold for delayed delivery. The underwriters and such other agents will not have any responsibility in respect of the validity or performance of such contracts.

                          VALIDITY OF DEBT SECURITIES

     The validity of the Debt Securities to be offered hereby will be passed upon for the Company by Squire, Sanders & Dempsey, Cleveland, Ohio. Certain legal matters in connection with the Debt Securities to be offered hereby will be passed upon for the underwriters, dealers or agents, if any, by Baker & Hostetler, Cleveland, Ohio, unless otherwise specified in the Prospectus Supplement. Mr. Campbell, a partner in the firm of Squire, Sanders & Dempsey, and Secretary and a Director of the Company is the beneficial owner of 11,250 shares of Common Stock of the Company.

                                    EXPERTS

     The consolidated financial statements of the Company at December 31, 1991 and 1990 and for each of the three years in the period ended December 31, 1991, appearing in its Annual Report on Form 10-K, for the fiscal year ended December 31, 1991 and incorporated in this Prospectus by reference, have been audited by KPMG Peat Marwick, independent public accountants, as indicated in their reports with respect thereto and incorporated by reference herein. The financial statements referred to above are included in reliance upon the reports of said firm and upon the authority of said firm as experts in auditing and accounting.

------------------------------------------------------

  NO DEALER, SALESMAN OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY UNDERWRITER. THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS DO NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY IN ANY JURISDICTION TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER IN SUCH JURISDICTION. NEITHER THE DELIVERY OF THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF OR THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE SUCH DATE.

                               ------------------

                               TABLE OF CONTENTS

                                         PAGE
                                        ------
PROSPECTUS SUPPLEMENT
Description of Debentures...............  S-2
Selected Financial Data.................  S-3
Use of Proceeds.........................  S-3
Recent Developments.....................  S-3
Underwriting............................  S-4
Validity of Debentures..................  S-4
Notice to Canadian Residents............  S-5
  PROSPECTUS
Available Information...................   2
Incorporation of Certain Information By
  Reference.............................   3
The Company.............................   4
Recent Developments.....................   4
Use of Proceeds.........................   4
Ratio of Earnings to Fixed Charges......   4
Description of Debt Securities..........   5
Plan of Distribution....................   10
Delayed Delivery Arrangements...........   10
Validity of Debt Securities.............   11
Experts.................................   11

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                                 [FERRO LOGO]

                               Ferro Corporation

                                  $25,000,000

                               7 3/8% Debentures

                              Due November 1, 2015

                             PROSPECTUS SUPPLEMENT
                           (LOGO) CS FIRST BOSTON
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